Trina Solar Limited
No. 2 Trina Road
Trina PV Industrial Park, New District
Changzhou, Jiangsu 213031, China
Tel: +86 519 8517 6823
Fax: +86 519 8517 6023
January 14, 2011
VIA EDGAR AND FACSIMILE
Mr. Kevin L. Vaughn, Accounting Branch Chief
Ms. Tara L. Harkins
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trina Solar Limited Form 20-F for the Year Ended December 31, 2009 File No. 001-33195
Dear Mr. Vaughn and Ms. Harkins:
This letter sets forth the responses of Trina Solar Limited (the “Company”) to the comments contained in the letter dated January 4, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).
For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.
Form 20-F for the Fiscal Year Ended December 31, 2009
Note 2. Summary of Principal Accounting Policies, page F-10
-(k)Revenue recognitions, page F-15

1.
We note your response to prior comment 4. Based on this response, it appears that you concluded that the customers have the ability and intend to pay outstanding amounts due should they not obtain the related financing. With a view towards enhanced disclosure in future filings, please further explain to us how you concluded the customers have the ability and intend to pay outstanding amounts should they not obtain the related financing.

The Company respectfully advises the Staff that, as mentioned in our prior response dated December 22, 2010, we assess creditworthiness of customers before we conduct business with them. This assessment is primarily based on historical collection records, customer onsite visits by senior management and information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures us against customer credit default. Using this information, we further evaluate the potential effect of a delay in financing on the customers’ liquidity and financial position, their ability to draw down financing as well as their ability and intention to pay should it not obtain the related financing. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If our assessment indicates a likelihood of collection risk, we do not sell the products or sell on a cash or prepayment basis. Therefore, based on our strict credit assessment, we attempt to conduct business with those customers we believe have the ability and intent to pay.
The Company further advises the Staff that, historically, our customers have been able to draw down financing related to solar projects before the project was completed and connected to grid. Beginning in late 2008, banks enacted certain limitations on when our customers could draw down financing, generally upon substantial completion of the solar project and connection to national grid as opposed to throughout the construction process. Accordingly, our customers requested longer credit terms to align their ability to draw down financing with the timing of their payments to vendors. The Company believes that such changes generally reflect a change in the macro environment as opposed to reflecting a decline in our customers’ creditworthiness.
The Company will provide more disclosure based on the above response in Item 5. Operating and Financial Review and Prospects of its Form 20-F for the year ended December 31, 2010.
2.
Further to the above, we note from your response to prior comment 4 that “/you/ believed that extension of longer payment terms is in line with changes in the industry and is not necessarily an indication that /your/ customers are less likely to satisfy /their/ obligations.” Please expand upon this statement by explaining the reasons customers are seeking longer payment terms. Explain to us the nature and reasons for the changes to the customers financing agreements. Finally, discuss why you believe the extension of longer payment terms are not necessarily an indication that your customers are less likely to satisfy their obligations.

The Company respectfully advises the Staff that due to the impact of the economic recession, in late 2008 banks started to tighten up on financing activities and extend the length of the approval process. Further, as discussed in the Company’s response to comment 1 above, banks restricted our customers’ ability to draw down financing for solar projects until they were substantially completed and connected to the grid. As a result, it took a longer period of time for system integrators, our major customers, to both obtain bank financing and draw upon that financing once obtained. Given the negative cash flow implications of these changes, our customers began seeking longer payment terms. As further described in the Company’s response to comment 1 above, the Company continuously performs creditworthiness assessments to ensure that collectability is reasonably assured. Further, our customers requested longer credit terms to align their ability to draw down financing with the timing of their payments to vendors. The Company believes that such changes generally reflect a change in the macro environment as opposed to reflecting a decline in our customers’ creditworthiness.
The Company supplementally advises the Staff that all outstanding accounts receivable as of December 31, 2009 have been subsequently collected, 92% of which was collected within the original credit terms, with the exception of one customer comprising less than 10% of the outstanding receivable balance, which balance was ultimately collected in 2010.
The Company will provide more disclosure based on the above response in the Company’s future SEC filings.
3.
We note from your response to prior comment 4 that you obtain insurance against customer credit default. With a view towards enhanced disclosure in future filings, please quantify the amount of receivables for which you have insurance against customer credit default.

The Company respectfully advises the Staff that all of our overseas credit sales have been insured by China Export & Credit Insurance Corporation, or Sinosure, since February 2009. The amount of insurance coverage for each sale is determined according to a rating assigned by Sinosure. As of December 31, 2009, $232.9 million, or 80.9% of total accounts receivable, was insured by Sinosure. The remaining balance of $55.1 million was guaranteed by letters of credit or bank deposits.
The Company will provide more disclosure based on the above response in the Company’s future SEC filings.
*       *       *

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 519 8517 6823, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.

Very truly yours,
By:	/s/ Terry Wang
Terry Wang
Chief Financial Officer

cc:	David Zhang, Esq. Latham & Watkins Benjamin Su, Esq. Latham & Watkins LLP Patrick Tsang, Deloitte Touche Tohmatsu CPA Ltd Chen Qu, Deloitte Touche Tohmatsu CPA Ltd